Exhibit 99.1

The National Football League Expands and Extends Strategic Partnership with

Genius Sports In Multi-Year Deal

•	Genius Sports continues as the NFL’s exclusive distributor of official data feeds and watch & bet, powering Genius Sports’ BetVision product

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Expanded partnership includes certain global digital advertising within BetVision as well as the NFL’s owned and operated digital platforms which is available to advertisers via the Genius Sports FANHub platform

•	The new extended deal will run through the end of the 2029 NFL season

NEW YORK & LONDON – 11 JUNE 2025 – The National Football League (“NFL”) and Genius Sports Limited (“Genius Sports”) (NYSE:GENI) have agreed to a multi-year extension and expansion of their existing strategic technology partnership to power the next generation of NFL fan experiences through official data and video distribution.

Genius Sports will remain the NFL’s exclusive distributor of real-time, official play-by-play statistics, proprietary Next Gen Stats (“NGS”) data and the League’s official sports betting data feed to media companies and sports betting operators globally.

In addition to exclusively distributing official NFL data, Genius Sports will continue as the sole supplier of official NFL watch and bet low latency live games to sportsbooks internationally and will now exclusively represent the in-game advertising inventory. Genius Sports continues to be an official reseller of the NFL’s international owned and operated advertising inventory and the NFL’s legalized sports betting advertising inventory in the US, all leveraging Genius Sports’ proprietary FANHub platform. As part of the agreement, Genius Sports and the NFL will also collaborate on further activation opportunities with FANHub.

The expansion of the partnership will also see the NFL and Genius Sports powering ground-breaking innovations across the NFL ecosystem. In 2023, the partnership launched BetVision, the world’s first immersive sports betting streaming solution for local and national NFL low latency live games on phone and tablet in the U.S, as well as the EA SPORTS Madden NFL Cast in 2024, a first-of-its kind, fully branded live broadcast. GeniusIQ, Genius Sports’ next generation sports data and AI platform, will continue to deliver breakthrough solutions across betting, advertising, broadcast and fan experiences for millions of NFL fans.

Integrity of the game remains paramount to the NFL’s legalized sports betting ventures, and Genius Sports will continue to provide robust integrity services across all NFL games and tentpole events.

“Across data, video, advertising, and integrity services, Genius has proven to be an important strategic partner through the first four seasons of our partnership,” said Brent Lawton, VP of Business Development & Strategic Investments at the NFL. “We are excited to extend and expand our partnership as we continue to partner on innovative ways to deliver content to NFL fans.”

“The NFL delivers a tremendous platform to accelerate our business, and we are thrilled to extend and grow our strategic partnership,” said Mark Locke, CEO of Genius Sports. “Our expanded NFL partnership further strengthens our leading position at the heart of the sports technology ecosystem, and represents a key milestone in our FANHub rollout, setting a new standard for data-driven immersive experiences for NFL fans, broadcasters, teams, sportsbooks, brands, and sponsors.”

Forward-Looking Statements

This press release contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward looking statements. Although Genius Sports believes that the forward-looking statements contained in this press release are based on reasonable assumptions, you should be aware that many factors could affect Genius Sports’ actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to: risks related to Genius Sports’ partnership with the NFL and achievement of expected benefits from the technology partnership; and other factors included under the heading “Risk Factors” in its Annual Report on Form 20-F for the year ended December 31, 2024.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although Genius Sports believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond Genius Sports’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Genius Sports undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, or the documents to which we refer readers in this press release, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

Contacts

Press:

Chris Dougan, Chief Communications Officer

+1 (202) 766-4430

chris.dougan@geniussports.com

Alex Riethmiller, Vice President of Communications

Alex.Riethmiller@nfl.com

Investors:

Brandon Bukstel, Investor Relations Manager

+1 (954)-554-7932

brandon.bukstel@geniussports.com

About Genius Sports

Genius Sports is the official data, technology and broadcast partner that powers the global sports, betting and media ecosystem. Our technology is used in over 150 countries worldwide, creating highly immersive products that enrich fan experiences across the entire sports industry.

We are the trusted partner to over 700 sports organisations, including many of the world’s largest leagues, teams, sportsbooks, brands and broadcasters, such as the NFL, English Premier League, NCAA, DraftKings, FanDuel, bet365, Coca-Cola, EA Sports, CBS, NBC and ESPN.

Genius Sports is uniquely positioned through AI, computer vision and big data to power the future of sports fan experiences. From delivering augmented broadcasts and enhanced highlights, to automated officiating tools, immersive betting solutions and personalized marketing activations, we connect the entire sports value chain from the rights holder all the way through to the fan.